2002 Stock Option Exchange Program ----------------------------------- October, 2002 Exhibit 99(a)(1)(G)

Today's Topics Why We're Here Stock Option Exchange Program Highlights Impact on Eligible Options How to Participate Things to Consider/Risks Key Dates

Why We're Here We're here today to Address the decline in value of stock options Discuss our offer and its impact Review the process to participate Tell you how to get your questions answered

The Solution 2002 Stock Option Exchange Program Caliper Technologies Corp. is offering eligible employees the opportunity to exchange certain of their "under water" options for replacement options "Under Water": The exercise price is higher than the current stock price

Option Exchange Program Overview Voluntary stock option exchange Cancel options on November 19, 2002 and receive: Replacement Options on or shortly after May 20, 2003 Applies to any option granted to employees under the 1999 Equity Incentive Plan, except: Options with an exercise price greater than $100 Options granted on August 20, 2001

Option Exchange Program Overview Exercise price of Replacement Options will be the fair market value of Caliper common stock on the last trading day before Replacement Options are granted-- expected to be May 20, 2003. None of the shares subject to the Replacement Options will be vested on the date of grant. The Replacement Options will vest over a period of time equal to the amount of vesting remaining on cancelled options plus 6 months. i.e., the Replacement Option will vest over the number of months of vesting remaining on your previous option + 6. Vested Replacement Options will expire 10 years from the date of grant.

Eligibility Any employee holding options Must be employed on the Exchange Date (November 19, 2002) to be eligible to exchange options and receive a Replacement Option Must be continuously employed from Exchange Date through Replacement Option Grant Date (May 20, 2003) to receive a Replacement Option If you leave Caliper after the Exchange Date but before the Replacement Option Grant Date, you won't receive a Replacement Option and your cancelled options won't be reinstated.

How the Exchange Program Works Employees must make election to exchange options on or before November 19, 2002 This is the Exchange Date Replacement Options will be granted on or shortly after May 20, 2003 This is the Replacement Option Grant Date All Replacement Options will be Non- Qualified Stock Options

Example 1 Jason's hire date: January 1, 2001 His original Stock Option: 1000 shares at $35.00/share Hypothetical Stock Price on Option Cancellation Date: $5.00/share Hypothetical Stock Price on Replacement Option Grant Date: $8.00/share Replacement Option: 1000 shares at $8.00/share with 10-year term Jan. 1, 2001 option at $35/share option is exchanged and cancelled (Exchange Date) (Replacement Option Grant Date) Replacement Option for 1000 shares granted at $8/share November 19, 2002 May 20, 2003

Example 2 Mary's hire date: May 1, 2000 Her original Stock Option: 1000 shares at $20/share Hypothetical Stock Price on Option Cancellation Date: $8.00/share Hypothetical Stock Price on Replacement Option Grant Date: $25.00/share Replacement Option: 1000 shares at $25/share with 10-year term May 1, 2000 option at $20/share Option granted on May 1, 2000 is cancelled (Exchange Date) (Replacement Option Grant Date) Replacement Option for 1000 shares granted at $25/share November 19, 2002 May 20, 2003

Vesting - Replacement Options None of the shares subject to the Replacement Options are vested on the date of grant Vesting of Replacement Options vest monthly over the number of months remaining to vest on your cancelled option as of the Exchange Date, plus 6 months.

Ability to Exercise Replacement Options will not be exercisable until 6 months after grant This is not the same as the 6 month addition to the vesting schedule Risk The option plan allows for a 3 month Post- termination Exercise Period Replacement Options have a 6 month Non-exercise Period So Termination* during the first 3 months of the Non-Exercise Period would leave you unable to exercise your Replacement Options The 3 month Post-termination Exercise Period would lapse before the 6 month Non-exercise Period was over. *other than by reason of retirement, death or disability

Vesting Example Jason's example: Assume Jason's option had 26 months of vesting remaining when exchanged on November 19, 2002 Replacement Option granted on May 20, 2003 is completely unvested The shares underlying the Replacement Option vest in equal amounts monthly after May 20, 2003 over 32 months (26 + 6) Jason must wait until November 20, 2004 before he can exercise the Replacement Option to purchase vested shares

Example 3 Stella was granted two options: New Hire Option in 11/01 at $20/share Promotional Option in 6/02 at $5/share Stella elects to exchange her New Hire Option Because the Promotional Option was granted within 6 months before the Exchange Date (November 19, 2002), she must also exchange the Promotional Option (if she chooses to participate) November 19, 2002 May 20, 2003 May 19, 2002 June 2002 Promotional Option must be exchanged (Exchange Date) November 2001 New Hire Option: if she elects to exchange it Six months back Six months forward (Replacement Option Grant Date)

How to Participate Read the materials that were distributed on October 16, 2002 Complete and submit the election form on or before the Exchange Date, November 19, 2002 Submit the election form even if you elect not to exchange options. You may change your election as many times as you want up to the deadline Failure to make an election before the deadline results in no option exchange You can't change your election after the deadline (the Exchange Date)

Things to Consider If you choose to participate Your Replacement Option will be unvested on the date of grant Your Replacement Option will be subject to a new vesting period beginning on the date of grant The price of your Replacement Option won't be known until the Date of Grant, on or after May 20, 2003 Your Replacement Option cannot be exercised until six months after grant* * Except in case of termination by reason of death, disability or retirement

Things to Consider/Risks Employees or Management can't advise you on whether or not you should exchange your options Participation is solely up to you Participation is voluntary Check with your financial and tax advisors Remember! It is possible that options that are under water today may turn out to have a lower exercise price than the Replacement Options We cannot guarantee that the Replacement Options will have a lower exercise price than the cancelled options!

Key Dates November 19, 2002 Deadline for submitting Election Form The Exchange Date Participating Options are cancelled On or after May 20, 2003 Grant date for Replacement Options

Questions If you have questions that haven't been answered during this presentation, please refer to the Q&A pages in the Offer to Exchange and the Summary of Terms If you have further questions that cannot be answered by the materials provided, contact Richard Butts, Human Resources Dept. Tony Hendrickson, Finance Dept. Rachel Ratliff, Legal Dept. 193607v1/HN